Board of Management

Vedior
where people matter

RECEIVED

2007 OCT 31 A 5:27

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07027669

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Amsterdam, 25 October 2007
Re: Q3 2007 results press release

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 11/1

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Amsterdam, The Netherlands

Q3 2007

Strong growth of permanent placement benefits third quarter performance

For release at 7.00am on 25 October 2007

Highlights for Q3 2007

Amounts in € million	Q3 2007	Q3 2007 excl non recurring items❶	Q3 2006❷	Increase ❶❷	Organic Growth ❶❷❸
Sales	**2,202.4**	**2,202.4**	2,013.4	+9%	+9%
Gross Profit	**438.5**	**421.2**	365.9	+15%	+12%
Gross Margin	*19.9%*	*19.1%*	*18.2%*		
Operating Income	**106.5**	**99.4**	82.3	+21%	+16%
Operating Margin	*4.8%*	*4.5%*	*4.1%*		
Net Income	**64.0**	**60.6**	50.1	+21%	
Net Income per share (in Euro)	**0.37**	**0.35**	0.29	+21%	

❶ Excluding non recurring items, mainly relating to French social security benefits (see page 5 and media release of 27 July 2007 for further details).
❷ Excluding profit from the sale of ISU in Q3 2006.
❸ All growth percentages quoted in this media release have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals.

- **33% increase in permanent placement fees**
- **Increase in gross margin to 19.1%**
- **Organic improvement in operating income of 16% with growth achieved in all industry sectors**
  - **Engineering +47%**
  - **Accounting/Finance +45%**
  - **Healthcare +27%**
- **Improving UK market**
- **Strong contribution from Belgium, Spain, Switzerland, Germany and other European markets as well as Asia Pacific and Latin America**
- **Acquisition of two US staffing specialists**

CEO's Statement

Tex Gunning said, "*Vedior benefited from increased permanent placement income, resulting in improved third quarter profitability. Strong growth was achieved in new markets for these services, such as France, as well as in more established markets like the UK, Australia and the US.*

Although the strong market conditions we saw for the first half of 2007 have eased somewhat, our business mix and professional/executive focus contributed to good results overall this quarter.

We have embarked on a strategic review through which we will establish how Vedior can best capitalise on its strengths and on future market trends. This wide-ranging review includes analysis of our business portfolio, organisational alignment and corporate roles. We have mobilised the top 100 people from across the business to work together in order to establish a clear vision for the future. I look forward to working with my colleagues on this review and taking Vedior to its next stage of development. An update on progress will be provided when we announce our annual results in February 2008."

Q3 2007 Review

Sales increased 9% this quarter, with increases reported in all of our markets. Gross profit was up 12% and operating income increased by 16%.

Demand for permanent placement continued to increase this quarter resulting in a 33% organic improvement in placement fees. Permanent placement now represents 22% of Group gross profit compared to 17% in Q3 2006.

On a recurring basis, our gross margin improved to 19.1% from 18.2% and our operating margin (operating income as a percentage of sales) was 4.5% (Q3 2006: 4.1%). Temporary gross margins were stable compared to the prior year.

Our conversion ratio (operating income divided by gross profit) increased to 23.6% from 22.5%.

Country/ Region	Gross Profit Organic Increase	Operating Income Organic Increase	% of Group Operating Income
France *(See note)*	+8%	+6%	33%
UK	+15%	+18%	17%
Netherlands	+10%	+12%	6%
Belgium	+17%	+44%	6%
Spain	+14%	+42%	4%
Other Europe	+16%	+55%	9%
US	+8%	-2%	12%
Australia & New Zealand	+18%	+23%	7%
Canada	+18%	+8%	4%
Latin America, Asia, Middle East, and Africa	+26%	+42%	2%

Note: Figures for France in the above table exclude the non recurring effect of recalculating social security

Our income tax rate increased from 31% to 32% on a year to date basis mainly as a result of a higher weighted average statutory income tax rate in 2007.

Fees for permanent placement in France more than doubled this quarter. Although French market growth slowed, we experienced strong increases in operating income from our professional/executive staffing brands, which all performed well.

In the UK, we have seen improving performances across our business sectors resulting in an 18% increase in operating income. Our UK permanent placement activities also yielded good growth this quarter, with a 27% increase in fees. In particular, engineering/technical and education sectors continued to perform well as did our accounting/finance specialists despite recent turmoil within the financial markets. We also saw an improved performance from our healthcare staffing brands.

In the Netherlands, we saw positive developments in sales and operating income within our Vedior operating brand as well as strong performances from our professional/executive staffing activities.

Results across other parts of Europe were also strong, with Belgium, Spain, Italy, Portugal, Switzerland and Germany achieving excellent performances in terms of sales and operating income.

In the US, sales increased by 5% while operating income declined by 2% mainly due to weakness within the traditional staffing sector. Our professional/executive staffing activities performed well with 4% growth in operating income.

Growth in Australia and New Zealand remains robust with operating margins at record levels and our traditional, accounting/finance, legal and education brands performing particularly well.

In Canada, we continued to experience strong growth in the engineering/technical staffing and IT sectors.

Emerging markets in Latin America, Asia, Middle East, and Africa once again provide a valuable contribution to our Group results.

Business Development

In Q3 2007, we announced two acquisitions in the US; B2B Workforce, a provider of eBusiness enterprise applications personnel and consulting services and Think Engineering, a provider of engineering and technical professionals.

We also continued our active organic growth programme in a number of markets, including the Middle East and the national expansion of our UK hospitality staffing brand. Compared to the same quarter last year, the Group's network has been extended by 138 offices to a total of 2,534 offices worldwide.

Management Outlook

We plan for Q4 to be broadly in line with Q3 trends.

The French social security benefit ceased on 30 September 2007.

For further information on these results, please join today's conference call starting at 9.00am (CET). Details can be found on our website at www.vedior.com.

Tex Gunning, Chief Executive Officer +31 20 573 5600
Frits Vervoort, Chief Financial Officer
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

7 February 2008	Publication of annual results 2007
25 April 2008	Publication of first quarter results and AGM
24 July 2008	Publication of second quarter results
23 October 2008	Publication of third quarter results
5 February 2009	Publication of annual results 2008

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ million, EPS in €	Q3 2007	non recurring items	Q3 2007 excl. non recurring items	Q3 2006	change in % ➊ increase	change in % ➊ organic increase
Sales	2,202.4		2,202.4	2,013.4	9%	9%
Cost of sales	(1,763.9)	17.3	(1,781.2)	(1,647.5)		
Gross profit	**438.5**	**17.3**	**421.2**	**365.9**	15%	12%
Gross margin	*19.9%*		*19.1%*	*18.2%*		
Employee costs	(226.1)	(10.2)	(215.9)	(188.9)		
Depreciation and amortisation	(9.6)		(9.6)	(8.9)		
Other operating expenses	(96.3)		(96.3)	(85.8)		
Operating expenses	(332.0)	(10.2)	(321.8)	(283.6)	13%	11%
Operating income (before gain on disposal of subsidiary)	**106.5**	**7.1**	**99.4**	**82.3**	21%	16%
Operating margin (before gain on disposal of subsidiary)	4.8%		4.5%	4.1%		
Gain on disposal of subsidiary	-		-	4.7		
Operating income	**106.5**	**7.1**	**99.4**	**87.0**		
Finance costs	(8.9)		(8.9)	(9.2)		
Share of profit of associates (after tax)	(0.3)		(0.3)	(0.3)		
Profit before tax	97.3	7.1	90.2	77.5		
Income tax expense	(33.2)	(3.7)	(29.5)	(22.8)		
Profit for the period	**64.1**	**3.4**	**60.7**	**54.7**		
Attributable to:						
Equity holders of Vedior NV (net income)	64.0	3.4	60.6	54.7		
Minority interests	0.1		0.1	-		
Profit for the period	**64.1**	**3.4**	**60.7**	**54.7**		
Net income (before gain on disposal of subsidiary)	**64.0**	**3.4**	**60.6**	**50.1**	21%	
Basic earnings per ordinary share*	**0.37**		**0.35**	**0.32**		
Diluted earnings per ordinary share*	0.37		0.35	0.31		
Basic earnings per ordinary share (before gain on disposal of subsidiary)*	**0.37**		**0.35**	**0.29**	21%	

* after dividend on preference shares (2006)

➊ The growth percentages are calculated using the results for Q3 2007 excluding non recurring items

Non recurring items

The results for Q3 2007 include the favourable benefits from a revised calculation method for social security charges in France, as announced in April 2007, but which ceased to exist at 30 September 2007. In the Income statement above, the effect relating to Q3 2007 is included as non recurring item. For more information, also see our press release of 27 July 2007. Also included as a non recurring item are the costs of €5.5 million related to the CEO transition in September 2007.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

					change in % ❶	
€ million, EPS in €	9M 2007	non recurring items	9M 2007 excl non recurring items	9M 2006	increase	organic increase
Sales	6,263.6		6,263.6	5,662.6	11%	9%
Cost of sales	(4,959.7)	100.0	(5,059.7)	(4,624.2)		
Gross profit	**1,303.9**	**100.0**	**1,203.9**	**1,038.4**	16%	13%
Gross margin	*20.8%*		*19.2%*	*18.3%*		
Employee costs	(659.7)	(35.8)	(623.9)	(548.9)		
Depreciation and amortisation	(29.3)		(29.3)	(26.5)		
Other operating expenses	(284.8)		(284.8)	(256.8)		
Operating expenses	(973.8)	(35.8)	(938.0)	(832.2)	13%	10%
Operating income (before gain on disposal of subsidiary)	**330.1**	**64.2**	**265.9**	**206.2**	29%	24%
Operating margin (before gain on disposal of subsidiary)	*5.3%*		*4.2%*	*3.6%*		
Gain on disposal of subsidiary	-		-	4.7		
Operating income	**330.1**	**64.2**	**265.9**	**210.9**		
Finance costs	(27.3)		(27.3)	(23.5)		
Share of profit of associates (after tax)	(0.3)		(0.3)	(0.3)		
Profit before tax	302.5	64.2	238.3	187.1		
Income tax expense	(99.2)	(23.3)	(75.9)	(56.8)		
Profit for the period	**203.3**	**40.9**	**162.4**	**130.3**		
Attributable to:						
Equity holders of Vedior NV (net income)	202.9	40.9	162.0	130.2		
Minority interests	0.4		0.4	0.1		
Profit for the period	**203.3**	**40.9**	**162.4**	**130.3**		
Net income (before gain on disposal of subsidiary)	**202.9**	**40.9**	**162.0**	**125.6**	29%	
Basic earnings per ordinary share*	**1.17**		**0.94**	**0.76**		
Diluted earnings per ordinary share*	1.17		0.93	0.75		
Basic earnings per ordinary share (before gain on disposal of subsidiary)*	**1.17**		**0.94**	**0.74**	27%	

* after dividend on preference shares

❶ The growth percentages are calculated using the results for 9M 2007 excluding non recurring items

Non recurring items

The results for 9M 2007 include the favourable benefits from a revised calculation method for social security charges in France, as announced in April 2007 (with retroactive effect from 1 January 2006), but which ceased to exist at 30 September 2007. In the Income statement above, this benefit is included as non recurring item. For more information, also see our press release of 27 July 2007. Also included as a non recurring item are the costs of €5.5 million related to the CEO transition in September 2007.

EARNINGS PER SHARE (UNAUDITED)

CALCULATION EARNINGS PER SHARE

€ million, EPS in €	Q3 2007	Q3 2006	9M 2007	9M 2006
Profit for the period	64.0	54.7	202.9	130.2
Dividend on preference shares	-	-	(0.1)	(0.1)
Profit for the period attributable to ordinary shares	**64.0**	**54.7**	**202.8**	**130.1**
Gain on disposal of subsidiary	**-**	**4.6**	**-**	**4.6**
Profit for the period (before gain on disposal of subsidiary) attributable to ordinary shares	**64.0**	**50.1**	**202.8**	**125.5**
Weighted average number of shares (in millions)	173.9	171.2	172.8	170.5
Basic earnings per ordinary share*	**0.37**	0.32	**1.17**	0.76
Diluted earnings per ordinary share*	0.37	0.31	1.17	0.75
Basic earnings per ordinary share (before gain on disposal of subsidiary)*	**0.37**	0.29	**1.17**	0.74

* after dividend on preference shares

CALCULATION EARNINGS PER SHARE EXCLUDING NON RECURRING ITEMS

€ million, EPS in €	Q3 2007	9M 2007
Profit for the period	64.0	202.9
Non recurring items	(3.4)	(40.9)
Dividend on preference shares	-	(0.1)
Profit for the period attributable to ordinary shares	**60.6**	**161.9**
Weighted average number of shares (in millions)	173.9	172.8
Basic earnings per ordinary share*	**0.35**	**0.94**
Diluted earnings per ordinary share*	0.35	0.93

* after dividend on preference shares

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ million	Q3 2007	Q3 2006	9M 2007	9M 2006
Cash flow from operating activities				
Profit for the period	64	55	203	130
Adjustments for:				
Finance costs	9	9	27	23
Income tax expense	33	23	99	57
Depreciation and amortisation	10	9	29	27
Gain on disposal of subsidiary	-	(5)	-	(5)
Other non-cash movements	9	5	26	17
Operating cash flow before movement in working capital	125	96	384	249
Movement in operating working capital	5	(4)	(124)	(52)
Cash generated from operations	130	92	260	197
Interest paid	(11)	(6)	(28)	(22)
Income taxes paid	(21)	(16)	(70)	(52)
Net cash from operating activities	**98**	**70**	**162**	**123**
Net investment in property, equipment & software	(11)	(13)	(34)	(33)
Investments in group companies	(50)	(5)	(70)	(135)
Disposal of group company	1	6	2	6
Net investment in other financial assets	-	1	-	1
Net cash used in investing activities	**(60)**	**(11)**	**(102)**	**(161)**
Movement in long-term borrowings	(41)	(85)	(21)	42
Increase/(decrease) short-term borrowings	52	101	59	103
Dividends paid	-	-	(55)	(44)
Redemption preference shares B	(3)	-	(3)	-
Proceeds on issue of shares	7	3	22	14
Net cash from/(used in) financing activities	**15**	**19**	**2**	**115**
Net increase in cash	**53**	**78**	**62**	**77**
Balance of cash at 1 July / 1 January	196	150	187	154
Effects of foreign exchange rate differences	(3)	-	(3)	(3)
Balance of cash at 30 September	**246**	**228**	**246**	**228**

RESULTS BY GEOGRAPHY (UNAUDITED)

SALES AND GROSS PROFIT GROWTH

€ million	Q3 2007	Q3 2006	change in % Gross profit increase (organic)	Sales increase (organic)	Sales increase
France	889.7	838.0	25% ❷	6%	6%
United Kingdom	283.0	246.0	15%	8%	15%
Netherlands	155.5	146.8	10%	5%	6%
Belgium	135.6	124.1	17%	9%	9%
Spain	119.4	103.8	14%	15%	15%
Other Europe	205.7	179.3	16%	15%	15%
United States	176.4	171.0	8%	5%	3%
Australia & New Zealand	103.9	90.7	18%	9%	14%
Canada	63.3	58.0	18%	10%	9%
Latin America, Asia, Middle East and Africa	69.9	55.7	26%	30%	26%
Vedior Group	**2,202.4**	**2,013.4**	**17%** ❸	**9%**	**9%**
Rest of Europe ❶	*460.7*	*407.2*	*16%*	*13%*	*13%*
Rest of World ❶	*237.1*	*204.4*	*20%*	*15%*	*16%*

OPERATING INCOME

€ million	Q3 2007	Q3 2006❹	change in % Operating income increase (organic)	Operating income increase	Operating Margin Q3 2007	Operating Margin Q3 2006
France	47.4	32.7	45% ❷	45%	5.3% ❷	3.9%
United Kingdom	18.5	13.7	18%	35%	6.6%	5.6%
Netherlands	6.5	5.5	12%	17%	4.2%	3.8%
Belgium	6.0	4.2	44%	44%	4.4%	3.3%
Spain	4.2	3.0	42%	42%	3.5%	2.9%
Other Europe	9.6	6.1	55%	56%	4.7%	3.4%
United States	13.0	12.4	-2%	5%	7.4%	7.2%
Australia & New Zealand	8.0	6.2	23%	28%	7.7%	6.9%
Canada	3.8	3.6	8%	8%	6.0%	6.1%
Latin America, Asia, Middle East and Africa	2.0	1.4	42%	36%	2.8%	2.6%
Corporate expenses	(12.5)	(6.5)				
Vedior Group	**106.5**	**82.3**	**25%** ❸	**29%**	**4.8%** ❸	**4.1%**
Rest of Europe ❶	*19.8*	*13.3*	49%	49%	*4.3%*	*3.3%*
Rest of World ❶	*13.8*	*11.2*	*21%*	23%	*5.8%*	*5.5%*

❶ Regions reported until 2006

❷ Excluding non recurring items, gross profit increased by 8%, operating income increased by 6% and the operating margin was 3.9%

❸ Excluding non recurring items, gross profit increased by 12%, operating income increased by 16% and the operating margin was 4.5%

❹ Excluding gain on disposal of subsidiary

RESULTS BY GEOGRAPHY (UNAUDITED)

SALES AND GROSS PROFIT GROWTH

€ million	9M 2007	9M 2006	change in %: Gross profit increase (organic)	Sales increase (organic)	Sales increase
France	2,529.8	2,334.2	47% ❷	8%	8%
United Kingdom	838.3	719.3	11%	6%	17%
Netherlands	453.5	436.6	11%	3%	4%
Belgium	366.6	330.4	13%	11%	11%
Spain	317.7	279.8	17%	14%	14%
Other Europe	586.3	520.7	14%	15%	13%
United States	503.8	513.2	6%	4%	-2%
Australia & New Zealand	289.9	255.1	17%	11%	14%
Canada	182.1	118.7	31%	19%	53%
Latin America, Asia, Middle East and Africa	195.6	154.6	29%	32%	27%
Vedior Group	**6,263.6**	**5,662.6**	**23%** ❸	**9%**	**11%**
Rest of Europe ❶	*1,270.6*	*1,130.9*	*15%*	*13%*	*12%*
Rest of World ❶	*667.6*	*528.4*	*22%*	*19%*	*26%*

OPERATING INCOME

€ million	9M 2007	9M2006❹	change in %: Operating income increase (organic)	Operating income increase	Operating Margin: 9M 2007	9M 2006
France	162.9	77.3	111% ❷	111%	6.4% ❷	3.3%
United Kingdom	56.4	43.1	14%	31%	6.7%	6.0%
Netherlands	18.7	14.3	27%	30%	4.1%	3.3%
Belgium	17.7	14.0	27%	27%	4.8%	4.2%
Spain	11.0	6.9	61%	61%	3.5%	2.5%
Other Europe	23.4	14.0	72%	67%	4.0%	2.7%
United States	30.0	31.6	-3%	-5%	6.0%	6.2%
Australia & New Zealand	20.2	15.5	27%	30%	7.0%	6.1%
Canada	11.5	6.6	78%	75%	6.3%	5.5%
Latin America, Asia, Middle East and Africa	5.4	3.8	40%	40%	2.7%	2.5%
Corporate expenses	(27.1)	(20.9)				
Vedior Group	**330.1**	**206.2**	**57%** ❸	**60%**	**5.3%** ❸	**3.6%**
Rest of Europe ❶	*52.1*	*34.9*	*50%*	*49%*	*4.1%*	*3.1%*
Rest of World ❶	*37.1*	*25.9*	*33%*	*43%*	*5.6%*	*4.9%*

❶ Regions reported until 2006

❷ Excluding non recurring items, gross profit increased by 13%, operating income increased by 20% and the operating margin was 3.7%

❸ Excluding non recurring items, gross profit increased by 13%, operating income increased by 24% and the operating margin was 4.2%

❹ Excluding gain on disposal of subsidiary

RESULTS BY SECTOR (UNAUDITED)

SALES

€ million	Q3 2007	Q3 2006	change in %: Sales increase (organic)	change in %: Sales increase
Information Technology	199.7	202.9	1%	-2%
Engineering/Technical	159.9	120.0	25%	33%
Healthcare	126.5	116.1	10%	9%
Accounting/Finance	119.7	103.4	16%	16%
Education	26.0	20.9	23%	24%
Other sectors	172.5	140.4	11%	23%
Professional/Executive	804.3	703.7	11%	14%
Traditional	1,398.1	1,309.7	7%	7%
Vedior Group	**2,202.4**	**2,013.4**	**9%**	**9%**

OPERATING INCOME

€ million	Q3 2007	Q3 2006	change in %: Operating income increase (organic)	change in %: Operating income increase	Operating Margin: Q3 2007	Operating Margin: Q3 2006
Information Technology	13.7	14.0	1%	-3%	6.9%	6.9%
Engineering/Technical	13.7	8.1	48%	68%	8.5%	6.8%
Healthcare	8.5	6.5	32%	31%	6.7%	5.6%
Accounting/Finance	8.0	5.3	46%	51%	6.7%	5.1%
Education	2.0	1.6	19%	21%	7.3%	7.5%
Other sectors	11.9	8.6	10%	39%	6.9%	6.1%
Professional/Executive	57.8	44.1	22%	31%	7.2%	6.3%
Traditional	61.2	44.7	37% ➊	37%	4.4%	3.4%
Corporate expenses	(12.5)	(6.5)				
Vedior Group	**106.5**	**82.3**	**25%**	**29%**	**4.8%**	**4.1%**

SALES

€ million	9M 2007	9M 2006	change in %: Sales increase (organic)	change in %: Sales increase
Information Technology	591.0	566.0	-3%	4%
Engineering/Technical	430.2	340.7	24%	26%
Healthcare	349.7	326.8	8%	7%
Accounting/Finance	333.8	278.5	14%	20%
Education	108.5	92.0	15%	18%
Other sectors	498.7	386.6	18%	29%
Professional/Executive	2,311.9	1,990.6	11%	16%
Traditional	3,951.7	3,672.0	8%	8%
Vedior Group	**6,263.6**	**5,662.6**	**9%**	**11%**

OPERATING INCOME

€ million	9M 2007	9M 2006	change in %: Operating income increase (organic)	change in %: Operating income increase	Operating Margin: 9M 2007	Operating Margin: 9M 2006
Information Technology	36.7	35.3	-3%	4%	6.2%	6.2%
Engineering/Technical	33.2	21.2	48%	56%	7.7%	6.2%
Healthcare	18.1	15.7	16%	15%	5.2%	4.8%
Accounting/Finance	20.6	15.9	16%	29%	6.2%	5.7%
Education	13.7	11.7	15%	17%	12.6%	12.7%
Other sectors	33.9	20.3	38%	67%	6.8%	5.2%
Professional/Executive	156.2	120.1	21%	30%	6.8%	6.0%
Traditional	201.0	107.0	90% ➊	88%	5.1%	2.9%
Corporate expenses	(27.1)	(20.9)				
Vedior Group	**330.1**	**206.2**	**57%**	**60%**	**5.3%**	**3.6%**

➊ Excluding non recurring items, operating income increased by 10% (9M 25%) and operating margin was 3.5% (9M 3.4%). The impact of the social security recalculation on the other sectors is not material.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ million	30 Sep 2007	31 Dec 2006	30 Sep 2006
ASSETS			
Property and equipment	88	82	76
Intangible assets	1,149	1,113	1,087
Other non-current assets	104	105	87
	1,341	1,300	1,250
Trade and other receivables	1,968	1,718	1,785
Cash and cash equivalents	246	187	228
	2,214	1,905	2,013
Total assets	3,555	3,205	3,263
EQUITY AND LIABILITIES			
Issued capital	9	11	11
Reserves	1,298	1,143	1,103
Minority interest	5	5	4
Total equity	1,312	1,159	1,118
Interest bearing loans and borrowings	530	565	639
Deferred consideration business combinations	79	81	71
Provisions	35	29	32
Other non-current liabilities	33	35	29
	677	710	771
Trade and other payables	1,319	1,149	1,174
Interest bearing bank overdrafts and loans	239	180	192
Provisions	8	7	8
	1,566	1,336	1,374
Total liabilities	2,243	2,046	2,145
Total equity and liabilities	3,555	3,205	3,263
Net interest bearing assets and liabilities	(523)	(558)	(603)
CHANGES IN EQUITY			
Balance at 1 January	1,159		1,030
Profit for the period	203		130
Issue of share capital	23		14
Redemption preference shares B	(3)		-
Dividend paid	(52)		(43)
Share based payments	7		6
Exchange rate differences	(25)		(19)
Balance at 30 September	1,312		1,118

Notes to the consolidated interim financial statements

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries for the quarter as well as the nine month period ended 30 September 2007. These statements have been prepared in accordance with Vedior's accounting principles, which are described in detail in the 2006 annual report, and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 'Interim Financial Reporting". The results for the comparative quarter in 2006 have been restated for comparison purposes following the change of accounting policy for minority interests in the fourth quarter of 2006. For an explanation of the change of accounting policy please refer to note 4 on page 56 of the 2006 annual report.
Vedior's 2006 annual report can be viewed online at http://www.vedior-thefutureofwork.com/.

The information furnished in these condensed interim financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

END